UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             First Scientific, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   33620G 10 5
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                  801-961-8800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33620G 10 5

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Aspen Capital Resources, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         16,624,486 Shares consisting of 4,800 Shares of Common Stock and 16,619,686 Shares as to which the Reporting Person has voting rights pursuant to the Series 2000-A Convertible Preferred Stock

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         16,624,486 Shares consisting of 4,800 Shares of Common Stock and 16,619,686 Shares as to which the Reporting Person has voting rights pursuant to the Series 2000-A Convertible Preferred Stock

ASPEN: First Scientific, Inc.                                       Dec 31, 2000
                                       -1-

10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,624,486 Shares consisting of 4,800 Shares of Common Stock and 16,619,686 Shares as to which the Reporting Person has voting rights pursuant to the Series 2000-A Convertible Preferred Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO



ASPEN: First Scientific, Inc.                                       Dec 31, 2000
                                       -2-

         This Amendment No. 2 to the Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of First Scientific, Inc., a Delaware corporation (the "Company") held for the account of Aspen Capital Resources, LLC (the "Reporting Person"). Capitalized terms not otherwise defined herein have the meanings given in the Statement on Schedule 13D filed with respect to the reporting date of August 14, 2000. This Amendment is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

         Item 5 of Schedule 13D are hereby amended and restated in its entirety, as follows:

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of December 31, 2000, the Reporting Person was the holder of 4,800 Shares and 3,652 shares of the Series 2000-A Convertible Preferred Stock of the Company. The Preferred Stock is not convertible until April 3, 2001, however, the Reporting Person has the power to vote the number of Shares into which the Preferred Stock is convertible as though immediately convertible. The Conversion Price for the Preferred Stock is 80% of the average of the 3 lowest closing bid prices during the 15 trading days preceding the date of conversion.

         Because the Preferred Stock is convertible into Shares at the option of the Reporting Person pursuant to the foregoing formulas, the actual number of Shares which would be owned by the Reporting Person upon conversion will fluctuate. However, for purposes of this filing, the Preferred Stock is deemed converted as of the reporting date.

         On the basis of the foregoing, the Reporting Person may be deemed to beneficially own, directly or indirectly, 16,624,486, or 41.9% of the Company's outstanding Shares as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Preferred Stock owned by the Reporting Persons.

         The Reporting Person may be deemed to have the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. In addition, Joe K. Johnson, is manager of the Reporting Person. As such, he has been granted voting power and investment power over investments of the Reporting Person, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby.

         (c) Schedule I lists transactions in the Shares by the Reporting Person since the most recent filing of an amendment to Schedule 13D, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all acquisitions of Shares and all dispositions of Shares were executed through market transactions. There were no other transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D.

         (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

ASPEN: First Scientific, Inc.                                       Dec 31, 2000
                                       -3-

         (e)  Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
     -------------------------------------------------------------
         Joe K. Johnson, Manager




ASPEN: First Scientific, Inc.                                       Dec 31, 2000
                                       -4-

                                   SCHEDULE I


Title of Security Transaction           Securities Acquired (A) and Disposed (D)
                    Date                ----------------------------------------
                                          Number of                    Price
                                          Shares                       Per Share

Common Stock      12/08/00                    15,000 D                   $ .33
Common Stock      12/11/00                    65,000 D                   $ .31
Common Stock      12/12/00                    10,000 D                   $ .29
Common Stock      12/13/00                   125,000 D                   $ .25
Common Stock      12/14/00                    10,000 D                   $ .24
Common Stock      12/15/00                    55,000 D                   $ .52
Common Stock      12/18/00                    30,000 D                   $ .57
Common Stock      12/19/00                    10,000 D                   $ .53
Common Stock      12/27/00                   425,000 D                   $ .35
Common Stock      12/29/00                     5,000 D                   $ .27



ASPEN: First Scientific, Inc.                                       Dec 31, 2000
                                       -5-